

August 31, 2012

Via E-mail
Mr. Jeffrey D. Symes
Senior Vice President, Chief Accounting Officer,
and Controller
FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway, Suite 1300
Irving, TX 75062

> **Re: FelCor Lodging Trust Incorporated**
> **Form 10-K**
> **Filed March 6, 2012**
> **File No. 1-14236**
> **FelCor Lodging Limited Partnership**
> **Form 10-K**
> **Filed March 6, 2012**
> **File No. 333-39595-01**

Dear Mr. Symes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 34

Liquidity and Capital Resources, page 46

1.   Please revise in future Exchange Act periodic reports to describe how cash flows from discontinued operations are reflected in the consolidated statements of cash flows, and, if material, quantify those cash flows if they are not separately identified in those statements. In addition, if material, describe how you expect the absence of cash flows, or absence of negative cash flows, related to the discontinued operations to impact the

company's future liquidity and capital resources, and discuss any significant past, present, or upcoming cash uses as a result of discontinuing the operations.

Non-GAAP Financial Measures, page 39

2.   We note that your measure titled EBITDA appears to be calculated differently than EBITDA as described in Exchange Act Release No. 47226. In future Exchange Act periodic reports, please revise your presentation of EBITDA to remove the adjustment for amortization of stock compensation. Refer to Question 103.01 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

3.   In future Exchange Act periodic reports, please revise to reconcile your disclosure in footnote (a) on page 43 that for same-store metrics you have included the hotel acquired in August 2010 for all periods presented with your disclosure on page 45 that Hotel EBITDA and Hotel EBITDA margins are presented on a same-store basis and exclude the historical results of operations from the Fairmont Copley Plaza acquired in August 2010.

Note 6. Impairment Charges, page 79

4.   We note your disclosure that you developed a plan to sell your interests in eight hotels owned by unconsolidated joint ventures and as a consequence, shortened the estimated hold periods for these hotels, and that the joint ventures will test for impairment when they designate these hotels as non-strategic. Please tell us when you developed a plan to sell your interests in these hotels and the effect of your plan on the joint ventures' testing for impairment and related estimated hold periods. In addition, please tell us how your plan to sell your interests in these hotels affected your analysis of potential impairment of your investments in the unconsolidated entities.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka at (202) 551-3856 or me at (202) 551-3694 if you have questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant